September 30, 2011

Mr. Paul Cline

Mr. William Schroeder

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE: CIB Marine Bancshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 25, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 13, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 12, 2011

File No. 000-24149

Dear Mr. Cline and Mr. Schroeder:

The purpose of this letter is to respond to the comments raised in your letter of August 29, 2011 to Mr. Patrick J. Straka, Chief Financial Officer, CIB Marine Bancshares, Inc. (“Company” or “CIB Marine”).

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The comments raised in your August 29, 2011 letter (“Comments”) and the Company’s responses are set forth below. For purposes of the Company’s responses, the term “2010 Form 10-K” refers to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and page numbers refer to the 2010 Form 10-K on the Securities and Exchange Commission’s (“SEC”) EDGAR system filed on March 25, 2011. The term “June 2011 Form 10-Q” refers to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, and page numbers refer to the June 2011 Form 10-Q on the SEC EDGAR system filed on August 12, 2011. The term “Initial Response Letter” refers to the Company’s letter dated June 17, 2011 to the Securities and Exchange Commission in response to the SEC’s initial inquiries on May 19, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Allowance for Loan Losses, page 44

1.

Comment: Please refer to the first bullet of comment number 4 of our May 19, 2011 letter. We note that your historical loss factor considers “…historic loss rates using a loss migration analysis that attributes historic realized losses to historic loan rating balances over the time period of the loss migration analysis, ranging from the previous 6 to more than 60 months.” Please tell us more specifically the look back period you used in determining the quantitative historical loss factor applied to your homogeneous loan pools by loan type and classification. Include a discussion of how you weigh the look back periods to capture the recent, rapid deterioration of the economy and your loan portfolio.

“Community Banking – The Way It Used To Be”

Phone: (262) 695-6010 • Fax: (262) 695-6014

1930 West Bluemound Road • Suite D • Waukesha, WI 53186

Response: Commercial loans represent the substantial majority of balances in the loan portfolio.  They are segmented by type and then further by credit risk grade.  Using historical loss information, an estimate of loss is determined for each segment.  Selecting the appropriate historical loss rates that are used to determine the estimates of probable incurred losses in the segments at the measurement date requires significant judgment.

In determining appropriate loss rates for applying ASC 450 along with adjustments for economic conditions/environmental factors, the Company uses various migration analyses which consider historical loss experience for periods over the previous six to more than sixty months as stated on page 6 of the Initial Response Letter. For each of the three primary commercial segments - commercial, commercial real estate, and construction and development loans (collectively referred to as the “Commercial Segment”), historical loss rates using two-, three- and five-year moving averages of net charge-offs are calculated.  The results of these calculations are shown in the table accompanying the response to Comment 2(a) below.  Additionally, to derive historical loss rates at the credit risk grade level within each segment, the Company uses longer-term loss experience in its migration analysis that ultimately covers a 17-year period from 1994 to 2010.  Because this is a longer period, it has the advantage in that it spans several recessions and periods of deteriorated credit performance.  This improves the understanding of relevant loss rates at the respective credit risk grade levels allowing for a credit risk sensitive application of loss rates.  The migration analysis provides the average loss experienced for each dollar of loan in each segment at each grade.  Unusual or nonrecurring items in each period’s loss percentages are recognized.  The actual loss rates by loan segment generated for each of the two-, three- and five-year moving averages for 2008, 2009 and 2010 have been compared with the Allowance for Loan Losses (“ALL”) estimate based on the historical loss rates obtained through the migration analysis.  After further adjusting for qualitative factors for a total ASC 450-level ALL, with the exception of construction and development loans for 2009 and 2010 (as discussed in more detail in Comment 2(a) below), the longer-term migration-derived loss rates by grade adjusted for qualitative factors almost always exceeded the loss rates generated for each of the three moving average actual loss rate comparisons for 2008, 2009 and 2010.  After consideration of all factors, including adjustments to the loss rates for qualitative factors such as environmental factors and economic conditions, the Company selects its basis for computing historical loss factors for the ALL analysis (see Comment 2(a) for the actual percentages), which have been based on the migration analysis with adjustments for qualitative factors.

As described above, loss rates derived from historical experience are further modified to account for the qualitative factors described by current economic conditions/environmental factors that the Company believes are not yet accounted for. This is shown in the response to Comment 2(a) and 2(b) below.  In addition, the derived ASC 450 loss rates are credit risk sensitive through the cycle, meaning that as the economy deteriorates and affects borrowers adversely, loans are downgraded and a higher loss rate is applied for each successive credit risk grade, indicating a greater level of probable incurred loss eventually leading to net charge-off. As such, the ALL is adjusted monthly based on changing credit quality within the loan portfolio. When migration results increase due to higher historical net charge-off experience, the additional loss experience is included in the analysis. This process addresses the issue of rising probable incurred losses reserved for in the ALL followed by rising net charge-offs as loans migrate through the credit classification system, and how rising net charge-offs historically factor into the determination of an appropriate ALL compliant with generally accepted accounting principles in the United States (“U.S. GAAP”).  The loss rate adjustments are represented by the changing percentage of ALL/loan segment balance as shown in the tables accompanying the response to Comment 2 below.  The analysis the Company performs is in accordance with ASC 450 and ASC 310, which prohibit using projected future adverse deterioration of credit quality and economic conditions before such events have occurred and require that it be probable that losses have been incurred based on past events and conditions existing at the date of the financial statements.

Although they comprise only a small portion of the loan portfolio and related loss experience, the residential, home equity and consumer segments operate similarly.  Loss rates for these segments are based on historical experience and require significant judgment in their determination.  The historical loss rates are evaluated using a validation chart methodology, which has similarities to a migration analysis and currently spans ten years.  The comparison of these results to the two-, three- and five-year moving average net charge-off rates produces similar favorable results that are supportive of its use with qualitative factor adjustments.

Since the Company has selected the loss rates generated from the migration analysis with adjustments for qualitative factors, the weighting for look-back periods is a systematic part of the methodology – meaning that 1) prior to taking actual charge-offs, the qualitative factors are adjusted to the extent incurred losses are probable and the historical loss factors have not identified such losses, 2) as loans are downgraded through a credit cycle, those loans in the Company’s credit risk sensitive methodology are assigned higher loss rates applicable by segment and to those higher-risk downgraded loans, and 3) as net charge-offs increase and are included in the migration analysis, the loss rates will rise if the resulting loss experience is greater than the historical loss experience at any given credit risk rating level.  In comparison, should the Company have selected the shorter moving average loss rates at the portfolio level, its weighting process would have been different and the qualitative factors would have needed to address in greater proportion the changing composition of credit risk, as indicated by credit risk grades. If the Company were to use that methodology, the historical loss rates based on moving average net charge-off rates would not have explicitly conveyed information about the credit quality of the remaining loan portfolio at the time of establishing the ALL.

The migration of a credit through the risk-grading system was impacted during the period 2008-2009 by rapidly deteriorating economic conditions, which impacted the ALL as demonstrated by: 1) the impact of such downward economic conditions on appraisals and continual adjustments based on a review of conditions, 2) the dramatic rise in impaired loans from $14.2 million in 2008 to $51.4 million in 2009, 3) the elevated level of charge-offs on collectively-evaluated loans, which totaled $6.1 million in 2009 and $8.5 million in 2008, and 4) an increase in the collectively-evaluated ALL/loan ratios for key segments between 2007 and 2009. For construction and development loans, the ALL/loan ratio rose from 2.27% in 2007 to 5.68% in 2008; for the commercial segment, the ALL/loan ratio rose from 1.78% to 3.23%, and for the commercial real estate segment, the ALL/loan ratio rose from 1.78% to 2.21%.  Both the commercial segment and the commercial real estate segment lagged this credit cycle.  Economic conditions stabilized slightly in 2010, as evidenced by a 28% decrease in impaired loans to $37.0 million and a 46% reduction in the collectively-evaluated charge-offs to $3.3 million.

See Comments 4(a) and 4(f) of the Initial Response Letter and Comment 3 below for a separate discussion related to the purchased home equity pools.

2.

Comment: In order to further understand how your quantitative historical data supports the look back period for your loan portfolios please provide the following for 2006, 2007, 2008, 2009, and 2010:

a)

Please provide us the historical charge-off rates by loan type for each class of financing receivable. Please explain how that along with the other factors you considered supports your reserve rates for each loan category;

Response: The historical charge-off rates for each segment of financing receivable are outlined below.

Historical Net Charge-Off Rates

2006

2007

2008

2009

2010

(Amounts are as a percent of average balances)

Annual Net Charge-off Rates

Commercial

(1.01)%

0.49%

1.35%

0.25%

1.07%

Commercial real estate

0.04%

1.73%

0.00%

2.08%

1.58%

Construction & development

0.00%

(0.40)%

8.54%

16.52%

17.21%

Residential real estate

0.40%

0.95%

1.23%

2.37%

(0.24)%

Home equity

0.00%

0.13%

1.52%

3.32%

2.05%

Other consumer

(0.22)%

0.68%

1.81%

0.72%

1.60%

2 Year Moving Average of Annual Net Charge-off Rates

Commercial

(2.27)%

(0.26)%

0.92%

0.80%

0.66%

Commercial real estate

0.04%

0.89%

0.87%

1.04%

1.83%

Construction & development

0.22%

(0.20)%

4.07%

12.53%

16.87%

Residential real estate

0.25%

0.68%

1.09%

1.80%

1.07%

Home equity

0.00%

0.06%

0.82%

2.42%

2.68%

Other consumer

(0.11)%

0.23%

1.24%

1.26%

1.16%

3 Year Moving Average of Annual Net Charge-off Rates

Commercial

1.71%

(1.35)%

0.28%

0.70%

0.89%

Commercial real estate

0.62%

0.61%

0.59%

1.27%

1.22%

Construction & development

0.92%

0.01%

2.71%

8.22%

14.09%

Residential real estate

0.17%

0.49%

0.86%

1.52%

1.12%

Home equity

0.00%

0.04%

0.55%

1.66%

2.29%

Other consumer

0.35%

0.15%

0.76%

1.07%

1.37%

5 Year Moving Average of Annual Net Charge-off Rates

Commercial

1.80%

1.41%

(0.67)%

0.27%

0.79%

Commercial real estate

0.67%

0.90%

0.45%

0.96%

1.35%

Construction & development

2.15%

0.59%

2.14%

6.16%

10.47%

Residential real estate

0.13%

0.36%

0.67%

1.24%

1.08%

Home equity

0.00%

0.03%

0.41%

1.24%

1.75%

Other consumer

0.16%

0.43%

0.57%

0.75%

1.20%

Actual ALL for Respective ASC 450 and ASC 310 Loan Segments

2006

2007

2008

2009

2010

(Amounts are as percentage of loan balances)

Commercial

6.09%

3.55%

2.72%

3.85%

4.99%

    Total ASC 450

2.84%

2.32%

1.78%

2.18%

3.23%

          Quantitative ASC 450

1.99%

1.46%

1.55%

1.94%

2.55%

          Qualitative ASC 450

0.85%

0.87%

0.23%

0.25%

0.69%

    Total Quantitative ASC 310

67.61%

89.38%

88.37%

48.08%

40.45%

Commercial real estate

4.56%

2.62%

1.77%

2.70%

3.10%

    Total ASC 450

2.70%

2.27%

1.78%

1.97%

2.21%

          Quantitative ASC 450

1.85%

1.40%

1.54%

1.59%

1.91%

          Qualitative ASC 450

0.84%

0.87%

0.24%

0.38%

0.30%

    Total Quantitative ASC 310

33.46%

26.44%

0.00%

11.03%

14.23%

Construction & development

2.15%

3.68%

7.49%

2.92%

2.44%

    Total ASC 450

2.15%

2.27%

4.16%

5.68%

3.74%

          Quantitative ASC 450

1.30%

1.41%

3.15%

4.68%

3.02%

          Qualitative ASC 450

0.84%

0.86%

1.00%

1.00%

0.72%

    Total Quantitative ASC 310

2.12%

19.57%

29.63%

0.10%

0.00%

Residential real estate

3.27%

3.03%

2.27%

2.35%

2.19%

    Total ASC 450

3.01%

2.79%

2.07%

1.64%

1.58%

          Quantitative ASC 450

2.16%

1.92%

1.84%

1.45%

1.39%

          Qualitative ASC 450

0.85%

0.85%

0.23%

0.19%

0.19%

    Total Quantitative ASC 310

23.88%

26.84%

29.95%

6.17%

8.29%

Home equity

6.87%

1.59%

1.81%

2.26%

2.20%

    Total ASC 450

6.87%

1.59%

1.81%

2.10%

1.97%

          Quantitative ASC 450

2.95%

1.17%

0.90%

0.79%

0.90%

          Qualitative ASC 450

3.92%

0.42%

0.90%

1.31%

1.07%

    Total Quantitative ASC 310

0.00%

0.00%

0.00%

8.94%

6.20%

Other consumer

3.68%

2.25%

2.17%

2.34%

2.24%

    Total ASC 450

3.68%

2.25%

2.17%

2.34%

2.04%

          Quantitative ASC 450

2.81%

1.48%

1.96%

2.17%

1.87%

          Qualitative ASC 450

0.87%

0.77%

0.22%

0.17%

0.17%

    Total Quantitative ASC 310

0.00%

0.00%

0.00%

0.00%

6.50%

The last credit cycle downturn began before 2008 and the Company had generally higher levels of adjustments for qualitative factors influenced by economic conditions/environmental factors.  The Company recognized these and increased its ALL reflecting higher probable incurred losses over the coming year(s) precipitated by early declines and deteriorating fundamentals in the real estate markets experienced in 2006 and 2007.  As shown in the table above, the applied historical loss rates rose in almost all instances for the relevant commercial segments during each of the years 2008, 2009 and 2010, illustrating the Company’s response to deteriorated credit quality indicated by many factors including rising net charge-off rates.

The one outlier was construction and development loans in 2010, where the ASC 450 loss rate actually declined.  This decline, however, was impacted by the improved credit quality composition for the remaining ASC 450 loan balances for this segment as indicated by credit risk grades, the individual dollar sizes of the remaining loans, and the reduction in loan balances from Arizona, Nevada and Florida where the Company had significant charge-offs during 2008-2010.  Only $5.6 million or 24% of construction and development loan balances remaining at December 31, 2010 were from Arizona, Nevada or Florida and substantially all the balances were classified as Pass.  In addition, as noted in the Company’s response to Comment 4(a) in the Initial Response Letter and its corresponding Table 1, there have been elevated levels of net charge-offs in each of the years 2008-2010 that are related to the transfer of loans to a held-for-sale classification.  A substantial majority of these were in the construction and development segment.  As a result, the moving averages actual loss rates for the two-, three- and five-year periods for this segment are understandably to be discounted for such transfers in determining which appropriate historical loss rates to use, since selling or liquidity discounts on loans in distressed or depressed markets are generally substantially different from credit-only related charge-offs.

The total ASC 450 and the combined total ASC 450 plus ASC 310 loan loss reserve rates for commercial, commercial real estate, residential, home equity and other consumer segments (approximately 85% of the December 31, 2010 total loan balance) have generally exceeded the measures of moving average actual loss rates for every period between six to sixty months, as seen in the samples of the two-, three- and five-year moving average historical loss rates. Also, the fact that the total ALLs for these segments has consistently exceeded the moving average historical loss rates, lends to the substantiation of the appropriateness of the overall reserves at the total loan portfolio level as of the respective reporting dates.

b.

Please quantify for each of the loan segments separately the portion of the allowance attributable to your quantitative analysis and the portion of your allowance attributable to your qualitative analysis

Response: The amount of the allowance attributable to our quantitative and qualitative analysis broken down by each loan segment is outlined below.

Allowance for Loan Loss Attributable to Quantity of Quantitative and Qualitative

2006

2007

2008

2009

2010

       (Dollars in thousands)

Commercial

$3,024

$2,233

$2,045

$2,771

$2,691

    Total ASC 450

1,337

1,442

1,324

1,513

1,663

          Quantitative ASC 450

938

904

1,151

1,342

1,310

          Qualitative ASC 450

399

538

173

171

353

    Total Quantitative ASC 310

1,687

791

721

1,258

1,028

Commercial real estate

12,859

6,769

4,585

6,579

7,466

    Total ASC 450

7,154

5,783

4,585

4,417

4,926

          Quantitative ASC 450

4,914

3,570

3,958

3,558

4,263

          Qualitative ASC 450

2,240

2,213

627

859

663

    Total Quantitative ASC 310

5,705

986

0

2,162

2,540

Construction & development

2,383

5,134

6,506

1,453

874

    Total ASC 450

2,380

2,917

3,142

1,428

874

          Quantitative ASC 450

1,444

1,811

2,384

1,177

705

          Qualitative ASC 450

936

1,106

758

251

169

    Total Quantitative ASC 310

3

2,217

3,364

25

0

Residential real estate

625

635

593

454

351

    Total ASC 450

568

578

536

268

230

          Quantitative ASC 450

407

398

476

237

202

          Qualitative ASC 450

161

180

60

31

28

    Total Quantitative ASC 310

57

57

57

186

121

Home equity

858

563

923

1,059

856

    Total ASC 450

858

563

923

959

725

          Quantitative ASC 450

368

415

462

359

330

          Qualitative ASC 450

490

148

461

600

395

    Total Quantitative ASC 310

0

0

0

100

131

Other consumer

87

73

65

64

58

    Total ASC 450

87

73

65

64

51

          Quantitative ASC 450

66

48

59

59

47

          Qualitative ASC 450

21

25

6

5

4

    Total Quantitative ASC 310

0

0

0

0

7

It is important to note that qualitative adjustments for economic conditions/environmental factors will often lead the quantitative factor increases into a credit cycle and the reverse for exiting a credit cycle. As an example, prior to a credit crisis, the bulk of the general reserve is attributable to qualitative factors as the quantitative factors are generally nominal. The reverse holds true as an institution exits a credit cycle.  In this case, the recent losses are increasingly reflected in historical loss experience and the credit quality of the portfolio, and as such the quantitative factors generally comprise a lesser portion of the overall ALL. Over time, as the historical loss experience and related quantitative loss rates are adjusted upward, the amount attributable to economic condition/environmental factors diminishes since these are becoming increasingly part of the historical loss experience as well as credit quality.  This results from loans migrating through credit classifications to charge-off and eventually being captured as part of the historical loss experience used in the historical loss rate analyses of the two-, three- and five-year moving average of net charge-offs and the longer-term migration analysis.  See also Comment 2(a) above which shows this on a percentage-point basis.

3.

Comment: We note the charge-offs were 227.75%, 253.68%, and 108.88% of the beginning balance ALL for period ended 2008, 2009, and 2010, respectively. It does not appear you made an adjustment to your ALL methodology and provision during this period to account for the rapid charge-offs. Please explain the disconnect between the rate of charge-offs and your provisioning during this three year period and why you did not adjust your methodology to better reflect this loss trend.

Response: As discussed in conversation with Mr. Schroeder, Comment 3 above and the Company’s response below is for its purchased home equity pools segment.

As explained in the 2010 Form 10-K and in the Initial Response Letter, the Company changed its charge-off policy in 2008 on the purchased home equity portfolio to 100% of the outstanding balance of each loan that becomes 90 days past due.  The acceleration of the charge-offs that resulted from this policy change did increase dramatically the historical loss factors that represent one component of the ALL methodology for determining the appropriate level of the reserves.  Had the Company not changed its policy, then through time, historical charge-offs would have been less and the ALL would have been higher at earlier period ends such that the historical loss rates would have been lower.

However, despite the decision to accelerate charge-offs of certain past-due loans, the Company determined that no change in the general ALL methodology was necessary because loss rates would evolve with the changing economic conditions and credit quality of the segment.  The change in the derived loss rates used to calculate the ALL were based on historical factors for losses that changed dramatically as discussed below.  Additionally, the ALL reserve methodology includes consideration of environmental factors or economic conditions. The housing and labor market conditions are particularly relevant for this segment and statistics considered are shown below.  The depth and level of the recession experienced during the timeframe in question and the ongoing deteriorating conditions were and continue to be severe in the housing sector.  As stated in the Initial Response Letter, delinquencies and charge-offs in this portfolio have fluctuated between reporting periods based on the performance of the portfolio and economic conditions.  The Company monitors the shorter-term variations of charge-offs to forecast and has considered these when determining adjustments to the reserves.

The table below displays many of the factors that contributed to the establishment of an appropriate ALL for the purchased home equity pools:

Purchased Home Equity Pools

2006

2007

2008

2009

2010

(Dollars in Thousands)

ALL:

Loan Balance

$42,254

$72,204

$52,154

$35,053

$26,975

Beginning ALL

0

1,070

5,299

4,525

3,861

Net Charge-offs

0

1,923

12,054(2)

11,479

4,205

Provisions

1,070

6,152

11,280

10,815

2,693

Ending ALL

1,070

5,299

4,525

3,861

2,349

Ending ALL/Balance

2.53%

7.34%

8.68%

11.02%

8.71%

ECONOMIC CONDITIONS:

Delinquency (1)

1.1%

4.7%

9.0%

7.9%

6.8%

Unemployment Rate

(3)

4.6%

4.6%

5.8%

9.3%

9.6%

Nonfarm Payroll Change (3)

$2,078

$1,092

$(3,600)

$(5,063)

$940

U.S. Home Price Index % Change (3)

0.67%

(9.03)%

(18.61)%

(3.09)%

(2.43)%

____________

(1)

Delinquency is the percent of total loans delinquent 27 or more days and less than 89 days.

(2)

During the second quarter of 2008 the charge-off policy for loans in the purchased home equity pools was changed so that at 90 days past due loans were charged-off.

(3)

Sources: Unemployment rate – US Department of Labor, Nonfarm Payroll – US Department of Labor, U.S. Home Price Index – Case-Shiller.

As the delinquencies and underlying economic conditions changed in the purchase home equity pools, the ALL was adjusted.  These adjustments reflect, as applicable to the remaining set of outstanding loans at the start of each period, the rates of net charge-offs and economic conditions.  The points below highlight the relevant facts existing at the beginning of each year and what occurred throughout the years:

1.

During 2007, delinquencies rose to 4.7% at year end from just 1.1% at the end of 2006.  As a result, the applied loss rates were increased to both delinquent and current loans in the purchased home equity pool’s ALL.  These changes were consistent with the declining conditions in the economy led by home prices, which fell 9.0% during 2007.  Appropriately, the Company recognized that probable incurred losses had changed and provisions of $6.2 million were made during 2007.  This increased the ALL to loan balances in the segment from 2.53% at the start of the year to 7.34% at the end of the year.

2.

During 2008, the Company responded to additional increases in net charge-offs and delinquencies (the latter rose to 9.0% at December 31, 2008 from 4.7% the year before), as well as continued deteriorating economic conditions, evidenced by the loss of 3.6 million jobs in the economy and the fall in home prices of 18.6%.  These deteriorating conditions persisted throughout the year, which resulted in an increase in charge-offs during the year.  Borrowers who were current at the beginning of the year became increasingly past due.  Many of these borrowers faced new challenges in the new year with continued declines in income, employment and reduced refinance opportunities and were unable to become current with their payments.  This led to increased charge-offs based on these newly emerging conditions developing in 2008.  As a result, the Company increased its loss rate percentage factors on whole by 18% from the beginning to the end of the year 2008.  Again, net charge-offs for 2008 were impacted considerably by the change in the Company’s charge-off policy. The ALL to loan balance increased to 8.68% as of December 31, 2008, at such time as 91% of the outstanding segment balances were current in contractual payments.  Additionally, as of December 31, 2008, there were $1.5 million of loans previously charged-off that had improved in performance. These previously charged-off loans (which are not reflected in the financial condition of the Company) now had an improved payment performance record and represented potential recoveries in future years.

3.

Although the delinquencies were down year-over-year during 2009, past due loans peaked during the second and third quarters. The unemployment rate rose throughout the year from 5.8% to 9.3%, job losses for the year were 5.1 million and home prices declined by an additional 3.1%.  The resulting ongoing and further deterioration in the credit quality of this segment (which occurred mostly in the first three quarters of the year) resulted in additional charge-offs beyond the probable incurred loss level recognized at the start of the year.  The fourth quarter of 2009 began with a general trend of improvement in delinquencies and net charge-offs. During the fourth quarter of 2009, net charge-offs decreased to $1.7 million after $3.3 million was charged-off in the third quarter and $3.0 million charged-off in the second quarter of 2009.  However, as a result of the continued historical loss conditions and elevated net charge-offs, the Company increased its ALL loss rate percent to 11.02% at December 31, 2009, or by 27% on whole compared to 2008. The fourth quarter improvement in delinquency and charge-off trends were two factors that positively impacted the level of ALL as of December 31, 2009. Additionally, as of December 31, 2009, $3.2 million of loans previously charged-off had an improved payment performance record and represented potential recoveries in future years.  As of December 31, 2009, 92% of the outstanding segment balances were current in contractual payments.

4.

The general improvement in the delinquency trend in the fourth quarter of 2009 extended into the first half of 2010.  During 2010, delinquencies subsided modestly as economic conditions remained in a severely deteriorated condition, with the lagged effects of higher unemployment rates rising to 9.6% and a continuing 2.4% decline in home prices despite the overall economy being in what was deemed a recovering state. These further declines after the beginning of the year continued to strain the purchased home equity pools, but with less severity than experienced in 2009.  Net charge-offs in the fourth quarter of 2010 were only 14% of the annual figure for 2010, thereby showing dramatic improvement. At December 31, 2010, the three-month average of 27+ day and 57+ day delinquencies had fallen 65% and 47%, respectively, from their peak in September 2009.  The improvement in the delinquency trends and loss rates on delinquent loans were offset by the continued elevation of foreclosures and the further decline in housing prices, coupled with a lack of meaningful job growth. As of December 31, 2010, 93% of the outstanding balances in this loan segment were current in contractual payments, an improvement over the previous period year end.  These positive factors in delinquencies, charge-offs and overall loan quality are all part of the ALL analysis and resulted in a 21% decrease in the ALL/loan ratio on whole to 8.71% as of December 31, 2010.  There continued to be $3.1 million of previously charged-off loans as of December 31, 2010 that had an improved payment performance record and represented potential recoveries in future years.

Although not part of the ALL analysis, in the fourth quarter of 2010 the Company requested that the seller of the pools repurchase certain loans previously charged-off due to underwriting or documentation issues of the underlying loans requested for repurchase.  None of these loans were approved for repurchase as of December 31, 2010.

5.

As charge-offs transpired through the period 2008-2010, the remaining portfolio composition based on qualitative factors gradually improved. In addition to housing and labor markets, segment level qualitative factors such as geography and coupon rates improved over time and were considered in establishing the ALL.  Those borrowers most vulnerable to default were defaulting earlier and being charged-off. The stronger borrowers were still current in their required payments at the start of each period.  This reflects the common phenomena whereby surges in losses are followed by significantly reduced losses in higher risk credits.  However, as the economy continued to deteriorate, those borrowers on the margin of vulnerability to further economic decline that occurred after the end of each year and throughout that forward period became delinquent and provisions were made and charge-offs were taken to account for the increased probable incurred loss.  Increasing the probable incurred loss in the ALL amounted to increases in loss rates applied to both the current and past due loans throughout much of this cycle until more recently during this time period, where positive trends in delinquencies resulted from more stable and improved economic conditions.  This played out over a very long period, much longer than most recessions.  It was this continued process of relevant economic decline through the period that contributed to the continued elevation of charge-offs beyond the ALL at the start of each year.

Although the magnitude, pace and duration of actual decline in housing and labor markets over the years 2007 through 2010 was considered plausible before entering the period, it was only considered remotely plausible and constituted possible future trends.  Remotely or even reasonably possible is not a condition for recording credit losses, and under the general concepts for loan impairment under U.S. GAAP, it would have been inappropriate to consider possible or expected future trends that may lead to additional losses in assessing the Company’s ALL.  However, it was those prior possible downside economic scenarios that occurred after the end of each year that lead in part to the perceived “disconnect” between net charge-offs and beginning ALL.  Whereas it would not have been appropriate to establish the ALL using possible or expected future trends as stated under U.S. GAAP, the Company discussed risks to the ALL in its filings.

More recent recoveries and declining charge-offs are of developing importance.  As disclosed on page 40 of the Company’s June 2011 Form 10-Q, net charge-offs for this loan segment were $0.3 million for the first six months of 2011 compared to $2.4 million and $6.5 million for the related six-month periods of 2010 and 2009, respectively.  This represents continued and substantial improvement of 86% reduction from the first six-months of 2010.  The decrease was partly due to a net increase of $0.8 million in recoveries primarily related to loans repurchased.  Additionally, recoveries from repurchases of $0.7 million were received in July 2011, and elevated levels of recoveries were expected to continue through the third quarter and possibly longer.

As demonstrated above, the Company estimated an appropriate level of probable incurred losses and believes its reserve at each of the period ends was appropriate and in accordance with U.S. GAAP, reflecting the actual condition changes that had occurred.  Compliant with ASC 450 and ASC 310, the Company was careful not to factor projections of what future deterioration in economic conditions and related pool delinquencies might happen in determining its ALL, but it did recognize the risk that such deterioration could occur and that its ALL could prove insufficient if there was further deteriorating conditions.

4.

Comment: Please refer to the response to point d to comment 4 of May 21, 2011 letter. Please describe in more detail the process for continually re-assessing the timeliness and propriety of appraisals, particularly considering the rapid deterioration of your collateral dependent loans. Discuss in more detail why you believe it is appropriate to rely on appraisals that are more than six months old considering the rapid deterioration in value of your collateral dependent loans.

Response: As noted in the response to Comment 4(d) of the Initial Response Letter, the appropriateness of appraisals that are more than six months old are considered in evaluating impairment for collateral- dependent loans.  Items considered in determining the appropriateness of adjustments to these appraisals include further market deterioration, the property type and condition, and valuations or sales of comparable properties.  The Company uses a variety of sources, such as recent sales of loans and sales of other real estate owned to validate the collateral values used to determine loss exposure at the measurement date.  Thus, appraisals become the starting point for valuation purposes for ongoing credit management.  The appropriateness of appraisals in excess of six months old are continually reviewed and revised where necessary to reflect more current values where supporting information is reasonably attainable.  Depending on the market where the property is located, the market conditions, property type, and quality of the appraisal, appraisal values in excess of six months are typically discounted by 10% to 20%, before taking into consideration estimated expense to sell, in determining impairment for collateral-dependent loans.  Additionally, the validity of the appraisal and the level of the discount applied to the appraisal values are reviewed in a quarterly monitoring process.  Therefore, although an appraisal may be in excess of six months old, the valuation is continuously reviewed and adjusted to reflect estimated deterioration in between appraisals.  As also stated in response to Comment 4(e) of the Initial Response Letter, appraisals are generally ordered at least once a year for collateral-dependent loans or more often if market conditions dictate.  Due to market conditions in some markets and the variability across appraisers, in certain circumstances appraisals reflected greater reductions in value than anticipated and as a result, additional charge-offs became warranted.

5.

Comment: We note your response in Exhibit A that you performed workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). Please provide us with and revise your future filings to disclose the following:

a.

Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

Response: The multiple note structure restructures a troubled loan into two notes, where the first note is reasonably assured of repayment and performance according to the prudently modified terms, and the portion of the troubled loan that is not reasonably assured of repayment is usually charged-off (“Note A/B Restructures”). During 2010, the Company had restructured $2.6 million in pre-restructured loan balances using multiple notes. Post-restructuring, $1.3 million of that balance remained classified but continued on accrual status due to demonstrated repayment performance and reasonable assurance of continued repayment under the modified terms.  The remaining $1.3 million of that balance was charged-off. During 2009, the Company restructured $9.3 million in pre-restructured loan balances using multiple notes. Post restructuring, $6.9 million was classified with the full amount on nonaccrual status (since the restructuring did not result in Note B being fully charged-off) and $2.4 million was charged-off. During 2008, there were no loans restructured into multiple notes.

Future filings will be revised in our MD&A to address multiple notes as presented in the Company’s response to this comment.

b.

Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

Response: The potential benefits of Note A/B Restructures have been recognized by both banks and regulators, and include: 1) Note A is established at a size and with market terms that provide a reasonable assurance of repayment and of performance with the modified terms based on the borrower’s financial conditions and collateral values, and 2) Note B is established at non-market rates and terms that alleviate the debt service requirements for the borrower and is often, but not always, reclassified as loss and fully charged-off (although still outstanding with the borrower).  As a result, the likelihood of performance under the Note A portion is improved, averting collection or foreclosure action.  As conditions warrant, Note A would remain on accrual status or be restored to accrual status based on historical and expected continued performance at the time of the restructure. The charged-off Note B can be recoverable if borrower conditions warrant in the future.  Note A may improve in classification with the restructure if the borrower had demonstrated repayment performance prior to the restructure.  If these criteria are not met, then Note A and Note B are placed on or maintained on a non-accrual status, and classification is not improved.  Both Note A and Note B are reported as troubled debt restructures.

If Note B is not fully charged-off, then Note A cannot remain or be restored to accrual status until such time as the financial conditions with the borrower improves, the borrower is able to bring both loans current for at least six months time and the Bank is able to attain reasonable assurance of repayment and of performance with the modified terms of both Note A and Note B.

c.

Discuss the general terms of the new loans and how the A note and B note differ particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

Response: In Note A/B Restructures, Note A is underwritten to meet guidelines as required by established credit risk management policies for the particular type of credit. This includes an assessment of the credit risk profile and analysis of the borrower’s current financial position and payment history, as well as their ability to meet the debt service requirements under market rate and terms of the modified Note A.  Note B is established at non-market rates and terms that alleviate the debt service requirements for the borrower. Each decision to modify a loan is required to be supported by a written underwriting evaluation appropriate for the size and type of credit that establishes the sufficiency of the primary and secondary sources of repayment based on the modified terms.

d.

Clarify whether the B note is immediately charge off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

Response: Generally, Note B is immediately charged-off in full at the time of restructure. This may not be the case, however, in all circumstances depending on the specific terms of the restructuring. If Note B is not charged-off in full, then Note A is maintained on nonaccrual status and classified similarly to Note B.

e.

Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

Response: Note A is classified as a troubled debt restructuring initially.  If Note A was at a market rate, it is removed from the troubled debt restructure classification during the year following its compliance with the modified terms and, based on the Company’s evaluation, it is determined that there is a reasonable assurance of repayment and of performance according to the modified terms.

f.

Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

Response: Commercial loans are returned to an accrual status when receipt of principal and interest payments on their contractual terms is not in doubt based on the preponderance of evidence in the credit analysis, and the borrower has successfully made payments under the modified terms for at least six consecutive months.  If the borrower was performing at payment levels at least as favorable as those required under the modified terms, then past performance under the pre-modified loan may be taken into consideration.  Otherwise, interest income is recognized using a cost recovery method.

As is permitted, there are situations where the Company decides to execute a troubled debt restructure based on new financial information regarding a borrower of an accrual status loan has been current with their loan payments for an extended period of time and, based on the Company’s documented credit analysis, is expected to continue to meet the terms of Note A after the loan modification.  In these situations Note A may remain on accrual status.

If you have any questions regarding the foregoing responses or if I may be of further assistance, please do not hesitate to call me at (262) 695-4330.

Very Truly Yours,

By:  /s/ Patrick J. Straka

Patrick J. Straka

Chief Financial Officer

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